Exhibit 99.1

April 10, 2026	320 Bay Street, 14th Floor Toronto ON M5H 4A6 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: BRAGG GAMING GROUP INC

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 06, 2026
Record Date for Voting (if applicable) :	May 06, 2026
Beneficial Ownership Determination Date :	May 06, 2026
Meeting Date :	June 18, 2026
Meeting Location (if available) :	Toronto ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON SHARES	104833306	CA1048333068

Sincerely,

Computershare

Agent for BRAGG GAMING GROUP INC